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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           For the month of March 2002

                          Commission File No.: 1-16801

                         COMMERCIAL CONSOLIDATORS CORP.
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                 (Translation of registrant's name into English)


         5255 YONGE STREET, SUITE 1010, TORONTO, ONTARIO, M2N 6P4 CANADA
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                     (Address of Principal Executive Office)


      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

      Form 20-F  [X]   Form 40-F [  ]


      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes  [  ]        No [X]


      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.


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      On March 20, 2002, Commercial Consolidators Corp., a corporation incorporated under the laws of Alberta, Canada (the "Company"), issued a press release announcing a restructured credit facility transaction between the Company and MFI Export Finance Inc. ("MFI"). Pursuant to the terms of this transaction, MFI will make available to the Company and its subsidiaries a credit facility in the amount of US$5.0 million. There is currently approximately $US3.6 million outstanding under the credit facility. The facility is secured by an assignment of receivables and general security agreements. Outstanding amounts under the facility will bear interest at 12% per annum. MFI has the right to convert the outstanding indebtedness into the Company's common shares at US$1.50 per share with a mandatory conversion at such time as the Company's common shares trade at a level of US$2.10 per share for 10 consecutive trading days.

      On March 20, 2002, the Company also announced that it has arranged a new revolving convertible credit facility of US$1,000,000 with Mitsui & Co. (Canada) Ltd. ("Mitsui") to be utilized in connection with purchases of electronic products from Mitsui by the Company and its subsidiary Mirage Trading Corp.

      The foregoing is qualified in all respects by reference to the Memorandum of Agreement dated March 11, 2002 between MFI and the Company and its subsidiaries, filed herewith as Exhibit 1, and the Company's press release, dated March 20, 2002, filed herewith as Exhibit 2, each of which are incorporated herein by reference in their entirety. Please refer to these exhibits for a more detailed description of the foregoing.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: March 21, 2002

                              COMMERCIAL CONSOLIDATORS CORP.

                              By: /s/ Guy Jarvis
                                  -------------------------------
                                  Name:  Guy Jarvis
                                  Title: Chief Executive Officer


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                                  EXHIBIT INDEX


EXHIBIT        DESCRIPTION OF EXHIBIT

1              Memorandum of Agreement, dated March 11, 2002.

2              Press Release dated March 20, 2002.